UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XYNOMIC PHARMACEUTICALS HOLDINGS, INC.

(Name of Company)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

98421X102

(CUSIP Number)

Wentao Jason Wu

Suite 3306, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai, China

+86 21 54180212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 98421X102

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Wentao Jason Wu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7	SOLE VOTING POWER

0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,612,618
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER

5,612,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,612,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.13% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 46,273,848 shares of common stock issued and outstanding as of May 15, 2019.

CUSIP Number: 98421X102

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Grand Ascent Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong
	7	SOLE VOTING POWER

5,612,618
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
5,612,618

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,612,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.13% (1)
14	TYPE OF REPORTING PERSON

CO

(1)	Percentage is calculated on the basis of 46,273,848 shares of common stock issued and outstanding as of May 15, 2019.

CUSIP Number: 98421X102

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Yimei Zhang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

5,612,618
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
5,612,618

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,612,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.13% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 46,273,848 shares of common stock issued and outstanding as of May 15, 2019.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Xynomic Pharmaceuticals Holdings, Inc., a Delaware corporation (previously known as Bison Capital Acquisition Corp., the “Company” or “XYN”), whose principal executive office is located at Suite 3306, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai, China.

Item 2.	Identity and Background.

(a)	The Statement is jointly filed by (1) Wentao Jason Wu (“Wu”); (2) Grand Ascent Group Limited (“Grand Ascent”); (3) Yimei Zhang (“Zhang”, each, a “Reporting Person,” together, the “Reporting Persons”).

Wu is the Chief Operating Officer of the Company.

Grand Ascent is a healthcare focused advisory company incorporated under the laws of Hong Kong. The address of its business office is Unit 826, Ocean Centre, Harbour City, 5 Canton Road, TST, KLN, Hong Kong. The person having voting, dispositive or investment powers over Grand Ascent is Ms. Zhang. Ms. Zhang is the close family member of Wu and due do this relationship, we deem that Dr. Wu may have influence on the disposition rights and voting rights of shares included herein.

Zhang is the close family member of Wu and has voting, dispositive or investment power over Grand Ascent.

(b)	Wu’s principal business address is Suite 3306, K. Wah Centre, 1010 Middle Huaihai Road, Shanghai, China.

The address of Grand Ascent is Unit 826, Ocean Centre, Harbour City, 5 Canton Road, TST, KLN, Hong Kong.

The address of Zhang is Unit 826, Ocean Centre, Harbour City, 5 Canton Road, TST, KLN, Hong Kong.

(c)	Wu is the Chief Operating Officer of the Company. The principal business of Grand Ascent is healthcare focused advisory. Zhang is the close family member of Wu and an investor.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Wu is a citizen of the United States of America. Grand Ascent is a company incorporated in Hong Kong. Zhang is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

On May 15, 2019, in connection with a consummation of a business combination (the “Business Combination”) as provided in certain agreement and plan of merger (as amended, the “Merger Agreement”), dated as of September 12, 2018, entered into by and among by and among (i) the Company; (ii) Bison Capital Merger Sub Inc., a Delaware corporation (iii) Xynomic Pharmaceuticals, Inc., a Delaware corporation (“Xynomic”) and (iv) Yinglin Mark Xu, solely in his capacity as the Stockholder Representative thereunder, Grand Ascent acquired 5,612,618 shares of Common Stock of the Company, in exchange for 6,610,500 shares of common stock of Xynomic, among which 168,379 shares of Common Stock were deposited into deposited into an escrow account (the “Escrow Account”) pursuant to an escrow agreement (the “Escrow Agreement”) dated May 13, 2019, by and among (i).the Company, (ii) the Reporting Person, solely in his capacity as the Stockholder Representative thereunder the Merger Agreement; and (iii) Continental Stock Transfer & Trust Company, as escrow agent;

Item 4.	Purpose of Transaction.

The purpose of the acquisition is for investment only.

As of the date of this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)  Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)  None

(e)  N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons is a party (through Stockholder Representative) to the Merger Agreement, a copy of such agreement and its amendments are attached as Exhibits 7.1-7.4 and are incorporated by reference herein.

The Reporting Person is a party (through Stockholder Representative) to the Escrow Agreement, a copy of such agreement is attached as Exhibit 7.5 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

7.1	Agreement and Plan of Merger, dated September 12, 2018 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on September 13, 2018)

7.2	Amendment No. 1 to the Merger Agreement, dated February 11, 2019 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on February 12, 2019)

7.3	Amendment No. 2 to the Merger Agreement, dated February 22, 2019 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on February 27, 2019)

7.4	Amendment No. 3 to the Merger Agreement, dated April 2, 2019 (incorporated by reference to Exhibit 2.1 to registrant’s current report on Form 8-K filed on April 4, 2019)

7.5	Escrow Agreement, dated May 13, 2019 (incorporated by reference to Exhibit 10.4 to registrant’s current report on Form 8-K filed on May 15, 2019)

99.1*	Joint Filing Agreement, dated May 30, 2019.

*	filed herewith

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2019

	By:	/s/ Wentao Jason Wu
	Name:	Wentao Jason Wu

Grand Ascent Group Limited

	By:	/s/ Yimei Zhang
	Name:	Yimei Zhang
	Title:	Chairman of the Board

	By:	/s/ Yimei Zhang
	Name:	Yimei Zhang